Exhibit 99.6

PRESS RELEASE

COP29: TotalEnergies deploys continuous, real-time methane

emissions detection equipment on all its operated upstream assets

Paris, November 14, 2024 – As part of its ambition to aim for near-zero methane emissions by 2030, TotalEnergies announces that the Company is going a step further in the monitoring and reduction of its methane emissions with the deployment of continuous, real-time detection equipment at all of its operated Upstream sites.

Setting a new standard in monitoring of methane emissions

Since 2022, TotalEnergies has been pursuing its ambition to aim for near-zero methane operated emissions in 2030: the Company will meet as soon as 2024 its target to reduce emissions by 50% compared to 2020, a year ahead of plan. TotalEnergies is thus well on track to achieve the targeted 80% reduction by 2030. This achievement is the result of numerous initiatives, including the successful deployment of its AUSEA1 drone campaigns.

Complementing its portfolio of detection technologies already in place, TotalEnergies is going a step further by installing continuous detection equipment on all its operated Upstream assets, enabling real-time identification of methane emissions, both fugitive and stationary, and immediate corrective actions to stop them.

This continuous detection plan will be fully implemented by end-2025 and will use existing and proven technologies such as loT2 sensors, InfraRed cameras, flowmeters and Predictive Emissions Monitoring Systems on combustion sources.

Continuous, real-time detection on this scale - both for existing facilities and projects under development, such as the GranMorgu FPSO in Suriname – is a pioneering move in the industry and sets a new standard for the Company.

“Slashing down methane emissions is a short-term priority to contribute to the fight against climate change. Continuous, real-time detection will enable our operators to act in an even more decisive manner in order to reduce our methane emissions and to repair leaks to achieve our near-zero methane emissions ambition. As a champion of the Oil & Gas Decarbonization Charter (OGDC), I am proud that TotalEnergies is leading the way in deploying such equipment at large scale and we will continue to work with the industry to share best practices in measuring and fighting methane emissions”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

1 Airborne Ultralight Spectrometer for Environmental Applications

2 Internet of Things

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).